UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For July 22, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated July 22, 2004  -  Directorate Change








                                            22 July 2004

                       BUNZL APPOINTS EXECUTIVE DIRECTOR

Bunzl plc, the international distribution and outsourcing Group, today announces that it has appointed Christoph Sander as an executive director with immediate effect. Mr Sander, Managing Director of Outsourcing Services Europe & Australasia, has worked for Bunzl for 11 years.

Commenting on the appointment, Anthony Habgood, Chairman of Bunzl, said:

"I am delighted to welcome Christoph to the Board. Since joining Bunzl he has overseen the development of the Outsourcing Services Europe & Australasia business area from its inception in 1993 to a business with sales of GBP770.5 million and operating profit of GBP54.7 million in 2003."

Enquiries:

Bunzl plc:                                        Finsbury:
Anthony Habgood, Chairman                         Roland Rudd
David Williams, Finance Director                  Morgan Bone
Tel: 020 7495 4950                                Tel: 020 7251 3801


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  July 22, 2004                 By:__/s/ Anthony Habgood__

                                              Title:   Chairman